





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Public

SEC FILE NUMBER
8-69435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Resources Group Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

481 Munn Road Ste 225
(No. and Street)

Fort Mill	SC	29715
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laura Keady 704 816 8014
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis
(Name – *if individual, state last, first, middle name*)

5410 Trinity Road Ste 320	Raleigh	NC	27607
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





DocuSign Envelope ID: 658D1E75-BAFD-44B0-ADED-FE1539C4215C

OATH OR AFFIRMATION

I, Edward Bruce Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Resources Group Investment Services, LLC, as of December 31, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DocuSigned by:
Bruce Miller
Signature

President
Title

Notary Public

CHRISTA FRANSE
NOTARY PUBLIC
My Comm. Exp. Dec 30, 2029
STATE OF SOUTH CAROLINA

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial Resources Group Investment Services, LLC

Report on Financial Statements

For the year ended December 31, 2020

(Pursuant to paragraph (d) of Rule 17a-5 of the Securities Exchange Act of 1934)



FINANCIAL RESOURCES GROUP

Investment Services

Report of Independent Registered Public Accounting Firm

To the Member
Financial Resources Group Investment Services, LLC
Fort Mill, South Carolina

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Financial Resources Group Investment Services, LLC (the "Company") as of December 31, 2020, and the related notes to the financial statement (collectively, the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



Elliott Davis, PLLC

We have served as the Company's auditor since 2015.

Raleigh, North Carolina
February 24, 2021


Financial Resources Group Investment Services, LLC

Statement of Financial Condition

December 31, 2020


Assets

Cash	$4,480,080
Right-of-use assets	344,121
Prepaid expenses	270,955
Other receivables	1,299,646
Other assets	15,691
Total current assets	6,410,493
Property and equipment:	
Leasehold improvements	246,311
Furniture and fixtures	20,713
Office equipment	96,192
Accumulated depreciation	(182,495)
Property and equipment, net	180,721
Total assets	$6,591,214

Liabilities and member's equity

Accounts payable	$12,652
Paycheck Protection Program (PPP) Loan	943,434
Accrued commissions	342,968
Discretionary profit-sharing accrual	265,000
Operating lease liabilities	360,097
Other accrued expenses	267,467
Payroll liabilities	61,177
Total liabilities	2,252,795
Member's equity	4,338,419
Total liabilities and member's equity	$6,591,214

See Notes to Financial Statements

Financial Resources Group Investment Services, LLC

Notes to Financial Statements

For the year ended December 31, 2020

Note 1. Summary of Significant Accounting Policies

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America.

Business activity and regulation:

Financial Resources Group Investment Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a South Carolina limited liability company registered to do business in multiple states throughout the United States. The Company was formed December 17, 2013 in South Carolina. The Company was offered FINRA membership on July 29, 2015. After registering in the necessary states and completing other administrative responsibilities, the Company began full operations for all employees on December 1, 2015. The Company provides Office of Supervisory Jurisdiction services for financial advisors and financial institutions on the LPL Financial platform. The Company has an exclusive contract with LPL Financial.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Accounts receivable:

Accounts receivable are recorded at net realizable value of the carrying amount less the allowance for uncollectible accounts. The Company uses the allowance method for uncollectible balances. Under the allowance method, if needed, an estimate of uncollectible receivable balances is made. Management considers all accounts receivable to be collectible. Therefore, no allowance for doubtful accounts has been recorded.

Other receivables:

Other receivables are general adjustment balances owed to the Company via contractual obligations or other agreements. At December 31, 2020 LPL owed the Enterprise Advisory Pricing (EAP) payment per our contract. The EAP payment is made two pay cycles after each quarter end. Additionally, LPL owes the contractual quarterly bonus payment which is paid one pay cycle after each quarter end. Gladstone Institutional Wealth owed the December 2020 payment per the supervisory agreement. Gladstone generally makes this payment 15 days after each month end. Other items in the account arise from items paid for by the Company and subsequently reimbursed by financial consultants per various agreements.

N**ote 1. Summary of Significant Accounting Policies, continued**

Property, equipment and depreciation:

Property and equipment are carried at cost, less accumulated depreciation. Expenditures for maintenance and repair, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight-line method over the estimated useful lives.

Furniture and fixtures	7 years
Office equipment and leasehold improvements	5 years

Depreciation expense for the year ended December 31, 2020 totaled $65,380.

Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2020, management deemed there was no impairment on property and equipment.

Revenue recognition:

The Company earns advisory revenue and brokerage revenues by providing Office of Supervisory Jurisdiction services to its clients. The Company also earns a portion of administrative fees charged to certain advisory products. In 2020, the Company agreed to participate in the Enterprise Advisory Pricing (EAP) program offered by LPL. The advisory revenue is recognized quarterly and paid at the end of the subsequent month. In August of 2021, the Company entered into an agreement where they earn revenues by providing supervisory services for a Registered Investment Advisor (RIA), called Gladstone Institutional Wealth. The Company has performed an assessment of its contracts related to revenue streams that are within the scope of the standard. As such, the Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company. Furthermore, significant revenue has not been recognized in the current reporting period that resulted from performance obligations satisfied in previous periods.

Marketing costs:

The Company expenses the cost of marketing as it is incurred. Marketing expense was $41,104 for the year ended December 31, 2020.

Note 1. Summary of Significant Accounting Policies, continued

Sterling cross platform commissions:

Sterling cross platform commissions represent commission expenses paid to financial consultants who work a book of business at the Sterling Bank program, in addition to their own personal books of business. The financial consultants are supervised by the Company as part of the Sterling Bank program; therefore, the Company is paid an override from LPL as part of the Sterling Bank revenue share. The Company subsequently pays the commissions owed to the financial consultants through a 1099 from LPL for the financial consultant's independent book of business.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The Company is 100% owned by FRG Holdings, LLC on December 31, 2020. Effective January 1, 2019, the Company had ten owners, which were comprised of a 6% owner, 5% owner, two 3% owners, and five 2% owners, leaving Financial Partners, LLC with 73% ownership. Edward Bruce Miller owns 100% of Financial Partners, LLC. On June 1, 2020, the previously mentioned owners merged with Gladstone Wealth Partners, LLC, where Gladstone Wealth Partners, LLC owns 8%. The Company now has eleven owners, which are comprised of an 8% owner, a 5.52% owner, a 4.6% owner, two 2.76% owners, five 1.84% owners, leaving Financial Partners, LLC with 67.16%.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

There are no new accounting standards that have been recently issued or proposed by the FASB or other standard setting bodies that are expected to have a material impact on the Company's financial position, revenue recognition, results of operations, or cash flows.

Financial Resources Group Investment Services, LLC

Notes to Financial Statements

December 31, 2020

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020 the Company had net capital of $2,571,318 which was $2,444,067 in excess of its required net capital of $127,251. The Company's ratio of aggregate indebtedness to net capital was 0.7423 to 1 at December 31, 2020.

The Company will request to amend their membership agreement to become subject to footnote 74 during 2021. In the current membership agreement, the Company claims an exemption from 17 C.F.R section 240.15c3-3 under the provisions 17 C.F.R section 240.15c3-3 (k)(2)(i).

Note 3. Income Tax Status

The Company is disregarded for tax purposes. The Company is wholly owned by FRG Holdings, LLC which is treated as a partnership for tax purposes. The tax amount reflected in the financial statements are amounts for state taxes. Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's tax returns have not been examined.

Note 4. Operating Leases

The Company determines if an arrangement is a lease at inception. The Company has operating leases for office space, a copier lease and an automobile lease with remaining lease terms of one month to five years. Operating lease assets and operating lease liabilities are recognized based on present value of the future lease payments over the lease term at the commencement date. The existing leases do not provide an implicit rate, so the Company estimates its incremental borrowing rate based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight line basis over the lease term. Right-of-use assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. At December 31, 2020, the total right-of-use assets are $344,121 and the total lease liabilities are $360,097.

Note 4. Operating Leases (continued)

The maturities of lease liabilities are as follows:

	Maturities of Lease Liabilities 12/31-Operating Leases
2021	$235,142
2022	109,520
2023 & after	28,912
Total Lease Payments	373,574
Less Imputed Interest	13,477
Total	$360,097

Operating leases weighted average remaining lease term (in years) is 1.77. Operating leases weighted average discount rate is 4.93%.

Note 5. Concentration of Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6. Retirement Plan

The Company offers a 401k plan. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. There is no guaranteed Company match. Based on operating results, the Company may elect to make a discretionary match. For the year ended December 31, 2020, the Company accrued a discretionary match of $265,000.

Note 7. Related Party Transactions

Financial Resources Group Investment Services, LLC pays a monthly management fee to Financial Partners, LLC. Financial Partners, LLC is wholly owned by Edward Bruce Miller and employs Edward Bruce Miller. Financial Resources Group Investment Services, LLC paid $416,000 in guaranteed payments to Financial Partners, LLC during the year 2020. The Company earned $558,734 from Gladstone Wealth Advisors, LLC which is owned by Robert Hudson and partners. Robert Hudson holds majority ownership in Gladstone Wealth Partners, LLC.

Note 8. Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management is not aware of any legal proceedings where the Company is named.

The 2019 novel coronavirus (or COVID-19) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's services, and the U.S. economy. These conditions could adversely affect the Company's business. The extent of the potential adverse impact, if any, of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 9. Paycheck Protection Program Loan

On April 28, 2020, the Company entered into a loan agreement with Aquesta Bank, as the lender under the Paycheck Protection Program (PPP). On the same day, the disbursement date, the Company received a loan of $2,095,500 to help sustain employee payroll costs, rent, and utilities due to the impact of the COVID-19 pandemic. After subsequent months of improved financial performance, on December 7, 2020, the Company requested to refund $1,095,500 and turn $1,000,000 into a loan without applying for the grant option offered under the law. The loan accrues interest at 1% per annum. The Company must pay $63,315 of the principal and interest every month effective January 1, 2021. The first payment was made December 31, 2020, which included accumulated interest of $6,750. The due date of the loan is April 1, 2022.

Note 10. Subsequent Events

Subsequent events have been considered through the same date on which these financial statements were issued.